

October 4, 2023

Martin Hausman, M.D.
Chief Executive Officer
LUDWIG ENTERPRISES, INC.
1749 Victorian Avenue, #C 350
Sparks, Nevada 89431

> **Re: LUDWIG ENTERPRISES, INC.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 18, 2023**
> **File No. 333-271439**

Dear Martin Hausman:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 2, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-1

Management, page 47

1. We note your response to comments 3 and 7 and your revised disclosure here that Thomas Terwilliger has served as your Chief Operating Officer, Treasurer and Secretary since September 5, 2023. We further note that in your response letter dated August 17, 2023 you stated that, with respect to Exhibit A of Exhibit 10.10, which was your Consulting Agreement with The Fannon Group, Mr. Terwilliger was included in "a list of Company contacts" that included "certain of its consultants" with whom The Fannon Group would interact. Please revise your disclosure here to discuss Mr. Terwilliger's experience with the company prior to his being chosen to serve as an executive officer. Refer to Item 401(e)(1) of Regulation S-K.

2.   We note the disclosure that Mr. Terwilliger "has founded and sold many start-up businesses to NYSE and NASDAQ publicly traded companies such as MCI, Times Mirror Publishing, ICG Corp., and Espire." Please revise to remove the implication that businesses were "sold to NYSE and NASDAQ." Also, if you include the names of publicly traded companies, please clarify the company names and include the respective ticker symbols. Last, describe the boards of the "numerous financial, Internet, Telephone and R&D companies" that Mr. Terwilliger served on which you generally referred to on page 47.

Executive Compensation, page 49

3.   We note your response to comment 3 and your revised disclosure here and on page 52 discussing the employment agreements you have entered into with Dr. Hausman and Mr. Terwilliger. Please revise your disclosure here to reflect that you now have three instead of one named executive officer. Please also clarify whether the employment agreement entered into with Anne Blackstone in June 2022 to serve as Chief Executive Officer has been terminated and/or amended in connection with Dr. Hausman's appointment as CEO on September 5, 2023 and related changes to Ms. Blackstone's position as an executive and director of the company.

    Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Eric Newlan